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UNITED STATES
.ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 08 2002
WASH, D.C. SECTION
354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 18457

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 01 (MM/DD/YY) AND ENDING 12 / 31 / 01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STOLPER & CO., INC.

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 WEST BROADWAY, SUITE 1010
(No. and Street)

SAN DIEGO (City) **CALIFORNIA** (State) **92101** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA MALONE **(619) 231-9102**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

3111 CAMINO DEL RIO NORTH, STE 1150, SAN DIEGO, CALIFORNIA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
P
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **BARBARA MALONE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

STOLPER & CO., INC., as of

DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VANESSA POPE
Comm. # 1313329
NOTARY PUBLIC - CALIFORNIA
San Diego County
My Comm. Expires July 15, 2005

Signature

MANAGING DIRECTOR
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGLADREY & PULLEN, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Stolper & Co., Inc.
San Diego, California

We have audited the accompanying statements of financial condition of Stolper & Co., Inc. as of December 31, 2001 and 2000 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of Stolper & Co., Inc. as of December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

San Diego, California
January 30, 2002

STOLPER & CO., INC.

Statements of Financial Condition
December 31, 2001 and 2000

ASSETS		2001		2000
Current Assets				
Cash and cash equivalents	$	**93,372**	$	92,853
Accounts receivable		**13,996**		57,273
Accounts receivable from clearing broker		**69,102**		47,460
Accounts receivable from affiliated entities (Note 5)		**47,719**		62,518
Capital Preservation Fund (Note 2)		**432,252**		275,493
Total current assets		**656,441**		535,597
Investments in Affiliated Partnerships (Note 5)		**14,062**		14,062
Deposits		**5,942**		4,942
Property, Equipment, and Improvements, net (Note 3)		**169,945**		219,260
		189,949		238,264
	$	**846,390**	$	773,861

LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	$	**42,503**	$	18,847
Deferred revenue		**13,607**		750
Deferred taxes (Note 7)		**1,100**		2,200
Total current liabilities		**57,210**		21,797
Commitments and Contingencies (Notes 4 and 6)				
Stockholders' Equity (Notes 8 and 9)				
Common stock, $1 par value; 25,000 shares authorized; 900 shares issued and outstanding		**900**		900
Additional paid-in capital		**13,383**		13,383
Retained earnings		**774,897**		737,781
		789,180		752,064
	$	**846,390**	$	773,861

See Notes to Statements of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business

Stolper & Co., Inc. (the "Company") is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Company's customers consist primarily of affluent individual investors, corporations, trusts, partnerships and pension plans located throughout the U.S.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies is as follows:

Revenue recognition and deferred revenue

Consulting fees, consisting primarily of investment management and advisory services, are billed primarily on a quarterly basis, in advance. The revenue from such services is recognized ratably over the billing period in which the services are to be performed. Deferred revenue represents amounts billed in advance for consulting fees. Commission revenue and related commission expense from securities transactions are recognized as of the trade date.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

The Company maintains its cash accounts in a commercial bank located in California. Accounts at the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company's accounts, at times, may exceed the federally insured limit. The Company has not experienced any losses in such accounts.

Investment in partnerships

The Company is a general partner in four limited partnerships: Stolper Defensive Growth Partners, LP (SDGP), Stolper Pegasus Partners, LP (SPP), Stolper Growth Partners, LP (SGP) and Stolper Developing Markets, LP (SDMP). Since the ownership interest in each of these partnerships is less than one percent, they are accounted for using the cost method.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Property, equipment, and improvements

Property, equipment, and improvements are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, which generally range from three to seven years. Leasehold improvements are amortized over the lesser of the useful lives of the improvements or the life of the lease.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income taxes

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and California income tax law, which provide that, in lieu of corporation income taxes, stockholders separately account for their pro-rata share of the Company's items of income, deductions, losses and credits. Therefore, these statements include a provision for corporate income taxes only to the extent that the Company is subject to income tax under state income tax provisions at a reduced rate.

Note 2. Capital Preservation Fund

The Capital Preservation Fund is a money market mutual fund that invests in U.S. Treasury securities. It is the policy of the Fund to maintain a weighted average maturity of 60 days or less in its underlying securities. The Capital Preservation Fund is stated at market value, which is a constant $1/share.

Note 3. Property, Equipment, and Improvements

Property, equipment, and improvements consist of the following at December 31:

	2001	2000
Leasehold improvements	**$ 12,964**	$ 12,964
Property and equipment	**458,436**	445,439
	471,400	458,403
Less accumulated depreciation and amortization	**(301,455)**	(239,143)
	$ 169,945	$ 219,260

Note 4. Lease Commitment

The Company leases its office space under a noncancelable operating lease expiring June 2004. The lease requires the Company to pay all property taxes, insurance and maintenance plus a monthly rent of approximately $4,900.

The total annual minimum lease commitments at December 31, 2001 under this lease are approximately as follows:

Years Ending December 31:		
2002	$	59,300
2003		59,300
2004		29,700
Total minimum lease payments	$	148,300

Note 5. Related Parties Transactions

During the years ended December 31, 2001 and 2000, the Company recorded management fees of $190,328 and $274,309, respectively from affiliated entities SDGP, SPP, SGP and SDMP.

Included in accounts receivable at December 31, 2001 and 2000 is $47,719 and $62,518, respectively, due from affiliated entities for management fees.

Note 6. Profit-Sharing Plan

The Company has a profit-sharing plan which is open to all employees with one year of service who have attained the age of 21 years. Contributions are at the discretion of management. The Company's management determines the contribution percentage. Contributions for the years ended December 31, 2001 and 2000 were based on 15% of qualifying employees' compensation (subject to limits established by the IRS). Contributions made for the years ended December 31, 2001 and 2000 were $55,000 and $60,000, respectively. Contributions included in accounts payable and accrued expenses on the accompanying statements of financial condition were approximately $22,000 and none at December 31, 2001 and 2000, respectively.

Note 7. Income Taxes

Deferred income taxes relate principally to the Company's use of the cash basis method of reporting for income tax purposes.

Note 8. Shareholders Agreement

In July 1998, the Company and one of its shareholders entered into an agreement to restrict the transfer of the shares of the Company's common stock. In the event of any purported transfer or other repurchase event, the Company must be notified first in writing. The Company has the right to purchase such shares at the price and on the terms defined in the agreement. In the event the Company does not elect to purchase such shares, the Company will offer such stock to its nonoffering shareholder, at the price and on the terms as defined. In such an event, if the Company and nonoffering shareholder do not purchase the shares, then each purchaser or transferee is subject to the provisions and restrictions of this shareholders agreement.

Note 9. Net Capital Requirement

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $521,895 which was $516,895 in excess of its required net capital of $5,000. At December 31, 2001, the Company's net capital ratio was .11 to 1.

The Company earns commission revenue under an agreement with a securities broker whereby the broker acts as a clearing agent for the Company's customer securities transactions. The agreement contains certain covenants with which the Company must comply, including requirements to maintain minimum net capital of not less than $50,000, and to maintain at least $500,000 of blanket brokers' indemnity bond insurance covering any and all of its employees, agents and partners.